

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 2, 2015

Margaret C. Whitman, Chief Executive Officer
Hewlett Packard Enterprise Company
3000 Hanover Street
Palo Alto, California, 94304

Re: Hewlett Packard Enterprise Company
Amendment No. 4 to Form 10
Filed September 28, 2015
File No. 001- 37483

Dear Ms. Whitman:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2015 letter.

Unaudited Pro Forma Combined Financial Statements, page 41

1. We note your disclosure that debt issuance costs are expected to be amortized over 5.1 to 5.5 years, based upon the weighted average term of HP Co's outstanding long-term debt securities, and that you have assumed an interest rate of 3.67% and 3.57% based upon the weighted average interest rate of HP Co.'s long-term securities. Clarify your basis for assuming the term and interest rates of HP Co.'s debt in your pro forma adjustments. Please disclose the actual term and interest rates of your debt arrangement, once finalized, and revise your adjustments accordingly.

Liquidity and Capital Resources, page 80

2.   Please provide quantitative disclosure of the expected impact of your new debt arrangement on your cash flows and contractual obligations. Please also clarify the expected impact of this arrangement on your ability to pay dividends in the future.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Laura Veator, Senior Staff Accountant, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or me at (202) 551-3487 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: Benjamin M. Roth, Esq.
        Wachtell, Lipton, Rosen & Katz